UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 10)


                    Under the Securities Exchange Act of 1934




                               I.D. Systems, Inc.
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                                (Name of Issuer)


                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                   449489 10 3
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                                 (CUSIP Number)


                                December 31, 2009
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             (Date of Event Which Requires Filing of this Statement)



Check  the  appropriate  box  to  designate  the  rule  pursuant  to which  this
Schedule 13G is filed:

              [ ] Rule 13d-1(b)
              [ ] Rule 13d-1(c)
              [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449489 10 3
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1.    Names of Reporting Persons.  I.R.S. Identification Nos. Of  Above  Persons
      (entities only):

                Kenneth S. Ehrman

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]                   (b) [ ]
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3.    SEC Use Only
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4.    Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned
   by Each Reporting Person With       5.  Sole Voting Power:           648,993*
                                           -------------------------------------
                                       6.  Shared Voting Power:               0
                                           -------------------------------------
                                       7.  Sole Dispositive Power:      648,993*
                                           -------------------------------------
                                       8.  Shared Dispositive Power:          0
                                           -------------------------------------
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person:     648,993*
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A
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11.   Percent of Class Represented by Amount in Row (9):  5.8%*
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12.    Type of Reporting Person (See Instructions):   IN
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*Based on  11,075,059  shares of common  stock,  par value  $0.01 per share (the
"Common Stock"), of I.D. Systems, Inc., a Delaware corporation (the "Company"), outstanding as of December 31, 2009 (the "Reporting Date"). As of the Reporting Date, Kenneth S. Ehrman held (i) 467,138 shares of Common Stock (ii) 19,655 restricted shares of Common Stock, and (iii) options to purchase 162,200 shares of Common Stock exercisable within 60 days of the Reporting Date. As of the Reporting Date, Brooke Ehrman, Mr. Ehrman's spouse, held 49,000 shares of Common Stock in her Individual Retirement Account, as to which Mr. Ehrman expressly disclaims beneficial ownership.

Item 1(a).   Name Of Issuer.  I.D. Systems, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:
             1 University Plaza, Hackensack, New Jersey 07601.


Item 2(a).   Name of Person Filing:   Kenneth S. Ehrman

Item 2(b). Address of Principal Business Office or, if none, Residence: c/o I.D. Systems, Inc., 1 University Plaza, Hackensack,
             New Jersey 07601.

Item 2(c).   Citizenship:   United States

Item 2(d).   Title of Class of Securities:  Common Stock, $0.01 par value

Item 2(e).   CUSIP No.:  449489 10 3


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

             Not Applicable.


Item 4.      Ownership

         (a)  Amount Beneficially Owned:                                648,993*

         (b)  Percent of Class:                                            5.8%*

         (c)  Number of Shares as to which such person has:

             (i)  Sole power to vote or to direct the vote:             648,993*

            (ii)  Shared power to vote or to direct the vote:                 0

           (iii)  Sole power to dispose or to direct the
                  disposition of:                                       648,993*

            (iv)  Shared power to dispose or to direct the
                  disposition of:                                             0


----------------
*Based on 11,075,059 shares of common stock, par value $0.01 per share (the "Common Stock"), of I.D. Systems, Inc., a Delaware corporation (the "Company"), outstanding as of December 31, 2009 (the "Reporting Date"). As of the Reporting Date, Kenneth S. Ehrman held (i) 467,138 shares of Common Stock (ii) 19,655 restricted shares of Common Stock, and (iii) options to purchase 162,200 shares of Common Stock exercisable within 60 days of the Reporting Date. As of the Reporting Date, Brooke Ehrman, Mr. Ehrman's spouse, held 49,000 shares of Common Stock in her Individual Retirement Account, as to which Mr. Ehrman expressly disclaims beneficial ownership.

Item 5.   Ownership of Five Percent or Less of a Class

          Not Applicable.


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          This certification is not required as the filing person is filing pursuant to Rule 13d-1(d).

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 16, 2010


                                                 /s/ Kenneth S. Ehrman
                                                 -------------------------------
                                                 Kenneth S. Ehrman



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)